Exhibit 99.1

Contact: Neil Lefort
Senior Vice President
(630) 527-4344

MOLEX REPORTS RECORD RESULTS FOR THE 2006 FOURTH FISCAL QUARTER

Lisle, IL, USA – August 2, 2006 -- Molex Incorporated (NASDAQ: MOLX and MOLXA), a global electronic components company, today reported record revenue, earnings per share and orders for the 2006 fourth fiscal quarter. The Company also announced plans to transition to a market-focused global organization, the outlook for the fiscal year ending June 30, 2007 and the first fiscal quarter ending September 30, 2006, and the results of a review of its stock option grant practices.

2006 Fourth Fiscal Quarter Results

Revenue for the quarter ended June 30, 2006 was a record $783.8 million, an increase of 21.8% over the same period last fiscal year. Revenue in local currencies rose 22.7%, as currency translation decreased revenue by $5.8 million, compared with last year's fourth quarter. Revenue increased 8.8% sequentially from the quarter ended March 31, 2006.

Net income for the June quarter was $70.3 million, or $0.38 per share. Included in the current quarter results was a charge of $10.7 million ($7.4 million after-tax or approximately $0.04 per share), relating to the previously announced restructuring program. This compares with net income of $4.9 million, or $0.03 per share in the prior year quarter that included restructuring and impairment charges of $53.0 million ($45.9 million after-tax or approximately $0.24 per share). Currency translation decreased net income by $1.5 million in the current quarter, compared to the year earlier quarter. Net income for the June quarter rose 14.4% sequentially from the quarter ended March 31, 2006.

Martin P. Slark, CEO and Vice-Chairman commented, "This was an exceptional quarter, with revenue growth 21.8% over the prior year June quarter, and a record high for earnings per share. Revenue growth was broad-based, with nearly all major markets and geographies showing significant gains. When compared with last year's fourth quarter, revenue in the consumer market increased 32%. Our customer's new products in this market continue to deliver higher functionality and mobility, thus requiring interconnects based primarily upon digital and micro-miniature technology. These technologies are a major strength of Molex and contribute to our growth in a broad array of other markets as well. When compared with last year's June quarter, revenue in the automotive market was up 12%, revenue in the industrial market grew 31%, revenue in the telecom market increased 23%, revenue in the data market was up 14%, and revenue in the smaller medical electronics market grew 23%. We maintained good momentum with sequential revenue up 8.8% and orders established a new record."

When compared with last year's fourth quarter, revenue in the Far East South (including China), the Company's largest region, increased 32% in dollars with a similar increase in local currencies. In the Far East North (Japan and Korea), revenue increased 14% in dollars and 20% in local currencies. In the Americas, revenue rose 13%, while in Europe, revenue gained 18% in dollars and 21% in local currencies.

Gross profit margin for the quarter increased to 35.0%, compared with 33.4% in last year's fourth quarter. Gross profit margin for the fourth quarter was below the 35.6% level in the March 2006 quarter, primarily due to inventory adjustments including reserves arising from RoHS compliance and higher raw material costs.

Selling, general and administrative expense was 21.7% of revenue for the June quarter, compared with 24.1% for the prior year quarter. SG&A expense for the June quarter included the effect of accounting for share based payments in accordance with Financial Accounting Standards Board Statement No.123(R), which increased expense by $3.8 million ($2.5 million after-tax or approximately $0.01 per share), compared with the prior year quarter. Pretax profit margin was 12.3%, the Company's highest quarterly level during fiscal year 2006.

The effective tax rate for the June quarter was 26.8%. This was below the 28.5% rate used in the prior three fiscal 2006 quarters as a result of adjusting to the actual tax rate for the full year of 28.0%.

Cash and marketable securities increased $84.0 million to $485.5 million at June 30, 2006, compared with $401.5 million at March 31, 2006. As described below, during the June quarter the Company spent $30.3 million to repurchase its common stock.

Orders and Backlog

Orders for the fourth quarter were a record $785.2 million, an increase of 20.5% over the prior year June quarter, and a gain of 2.1% sequentially from the quarter ended March 31, 2006. Orders were broadly based in all of the Company's geographical regions. The Company's order backlog on June 30, 2006 was $370.0 million, an increase of 42.6% compared with June 30, 2005.

Research and Development and Capital Spending

Research and development expenditures for the June quarter were $35.7 million, compared with $32.9 million in the prior year June quarter. Capital expenditures for the June quarter were $82.9 million, compared with $75.7 million in the prior year quarter. Depreciation expense was $53.7 million, compared with $55.2 million in the prior year quarter.

Stock Buyback Actions

During the quarter, the Company repurchased 735,000 shares of Class A Common Stock (MOLXA) and 200,000 shares of Common Stock (MOLX) at a total cost of $30.3 million. The Company's Board of Directors previously authorized the repurchase of up to an aggregate $250 million of common stock through December 31, 2006. As of June 30, 2006, approximately $50 million was remaining under this authorization.

2006 Fiscal Full Year Results

Revenue for the twelve months ended June 30, 2006, was $2.86 billion, an increase of 12.3% compared with the prior fiscal year. Net income was $237.0 million, or $1.26 per share, compared with last year's net income of $0.81 per share that included restructuring and impairment charges of $53.0 million ($45.9 million after-tax or $0.24 per share). Included in the current year results was a charge of $26.4 million ($19.2 million after-tax or approximately $0.10 per share), relating to the previously announced restructuring program. Also included in the current year was the impact of adopting SFAS No. 123(R) of $13.7 million ($8.9 million after-tax or approximately $0.05 per share). For the full year ended June 30, 2006, currency translation decreased net revenue by $30.8 million and net income by $6.6 million.

Transition to Market-Focused Global Organization

The Company will begin the transition to a global organizational structure that consists of market-focused divisions during fiscal 2007, with full implementation scheduled for July 1, 2007. The plan is to create five global divisions – automotive, consumer, commercial, industrial and integrated products – and one worldwide sales and marketing organization. When fully implemented, we expect the new structure to enable the Company to work more effectively as a global team, as well as to better leverage our design expertise and the low-cost production centers around the world. The new worldwide sales and marketing organization structure will enhance the Company's ability to sell any product, to any customer, anywhere in the world. The Company does not expect the transition process to generate significant implementation costs during fiscal 2007, and has considered any known costs in its 2007 fiscal year outlook included in this release.

Martin P. Slark commented, "The current strong financial performance and favorable industry environment presents an attractive opportunity for us to improve the Company and position it for sustained growth. That's why we made the decision to evolve from a regional to a more global structure – we are taking an already strong company and making it stronger by implementing changes designed to enable continued, long-term performance improvement."

Acquisition of Woodhead Industries

On June 30, 2006 the Company jointly announced with Woodhead Industries, Inc. (Nasdaq:WDHD) that the two companies had signed a definitive merger agreement pursuant to which Molex would acquire all of the outstanding common stock of Woodhead in an all-cash transaction valued at approximately $256 million. Woodhead develops, manufacturers and markets network and electrical infrastructure products engineered for performance in harsh, demanding, and hazardous industrial environments. On July 10, 2006, both the Company and Woodhead filed documentation pertaining to this transaction with the Securities and Exchange Commission. The offer and withdrawal rights will expire at 12:00 midnight New York City time, on Friday, August 4, 2006, unless the offer is extended. Completion of the tender offer is subject to certain conditions, including the tender by Woodhead stockholders of a majority of Woodhead's common shares on a fully diluted basis, receipt of regulatory approvals, and other customary conditions. Upon completion of a second step merger, Woodhead would be a wholly owned subsidiary of Molex. For further information please refer to the documents filed with the SEC.

2007 Fiscal Year Outlook

The Company believes it has a strong overall competitive position in many of the faster growing industry segments, and is well positioned to grow faster than the overall interconnect market. The Company enters the new fiscal year with significant business momentum and a strong financial position. While the global economic outlook is uncertain, which makes forecasting difficult, the Company believes that it is useful to provide investors with its current estimates for fiscal year 2007. The following outlook does not include the potential acquisition of Woodhead.

Based on its current outlook, the Company estimates that net revenue for the fiscal year ending June 30, 2007, will be in a range of $3.0 billion to $3.3 billion. This represents a mid-range increase of 10.1%, compared with fiscal 2006. The Company estimates that earnings per share will be in a range of $1.60 to $1.70. This represents a mid-range increase of 31.0%, compared with fiscal 2006.

The Company estimates that capital expenditures for the fiscal year ending June 30, 2007, will be in a range of $280 to $320 million. These will be primarily focused on expanding product capacity, either for new products or additions in capacity constrained areas, as well as general capacity increases to support higher volumes. Capital expenditures were $276.8 million for the fiscal year ended June 30, 2006.

2007 First Fiscal Quarter Outlook

The Company expects that revenue for the first fiscal quarter ending September 30, 2006, will be in a range of $760 to $780 million, representing a mid-range increase of 16.7%, compared with last year's first fiscal quarter. The Company expects that earnings per share will be in a range of $0.37 to $0.41, representing a mid-range increase of 56%, compared with last year's first fiscal quarter. This outlook does not include the potential acquisition of Woodhead.

Review of Stock Option Grant Practices

Following the recent widespread publicity regarding the granting of stock options, Molex initiated an internal review of its stock option grant practices beginning with fiscal year 1995. As a result of the Company's preliminary review, a special committee of independent directors was formed and, assisted by independent legal counsel and accounting advisors completed a review of the Company's stock option grant practices.

Both the Company and the special committee concluded that the dates of option and restricted stock grants to executive officers and other employees in a number of instances differed from the dates grants were approved. However, they concluded that this misdating did not result in a material misstatement to Molex's financial statements and, accordingly, no change to previously issued financial statements is required under generally accepted accounting principles. No options granted to non-employee directors were found to have been misdated.

The Company and the current Molex executive officers agree that no such officer should benefit from misdated options, whether exercised or unexercised. Accordingly, such officers will pay to the Company their portion of the $685,000 in total gains realized by the executive officers as a result of misdating over the 12 fiscal years reviewed. Such officers also have agreed to increase the exercise prices of their unexercised options so that there is no future gain due to misdating.

The Company estimates for accounting purposes that the aggregate unrecorded non-cash expense relating to misdated executive options and restricted stock granted in the 12 fiscal years reviewed would have been approximately $6.0 million (pre-tax). The impact of the amortization of that aggregate amount over the vesting periods would not have exceeded $1.3 million (pre-tax) in any of fiscal years 2004, 2005 or 2006. For grants to other employees, Molex and the special committee concluded that it was impracticable to determine the actual measurement dates, but based on an analysis of the grants concluded that even if all such dates were determinable there would not be a material understatement of expense. In view of the foregoing, the Company determined not to adjust the options held by non-executive officer employees. The Company has also contacted the staff of the Securities and Exchange Commission regarding these matters.

The Company has revised and strengthened its practices and procedures with respect to stock option grants such that all annual grants of options will be made on specific recurring dates and any other grants to executive officers and other employees will be awarded on the approval date of the appropriate committee of the board of directors. Further, the executive officer that was responsible for the misdating has been reassigned and will no longer be involved in any stock option activities.

Forward-Looking Statements

Statements in this release that are not historical are forward-looking and are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Forward-looking statements are based on currently available information and include, among others, the discussion under "Transition to Market-Focused Global Organization", "Acquisition of Woodhead Industries," "2007 Fiscal Year Outlook" and "2007 First Fiscal Quarter Outlook", as well as statements regarding future growth expectations. These risks and uncertainties include those associated with the operation of our business, including the risk that customer demand will decrease either temporarily or permanently, whether due to the Company's actions or the demand for the Company's products, and that the Company may not be able to respond through cost reductions in a timely and effective manner; price cutting, new product introductions and other actions by our competitors; fluctuations in the costs of raw materials that the Company is not able to pass through to customers because of existing contracts or market factors; the challenges attendant to plant closings and restructurings, including the difficulty of predicting plant closing and relocation costs, the difficulty of commencing or increasing production at existing facilities, and the reactions of customers, governmental units, employees and other groups; the risks associated with the terms, timing and consummation of the Woodhead acquisition, including with respect to the closing conditions thereto; the challenges attendant to plant construction; and the ability to realize cost savings from restructuring activities, as well as difficulty implementing the transition to a Market-Focused Global Organization. Other risks and uncertainties are set forth in Molex's documents filed with the Securities and Exchange Commission, including its Form 10-K for the year ended June 30, 2006. Molex disclaims any obligation to revise these forward-looking statements or to provide any updates regarding information contained in this release resulting from new information, future events or otherwise.

Earnings Conference Call Information

A conference call will be held on Wednesday, August 2, 2006 at 4:00 pm central. Please dial (866) 383-8108 to participate in the conference call. International callers please dial (617) 597-5343. Please dial in at least five minutes prior to the start of the call and refer to participant passcode 62912271. Internet users will be able to access the web-cast, including slide materials, live and in replay in the "Investors" section of the Company's website at www.molex.com. A 24-hour telephone replay will be available at (888) 286-8010 or (617) 801-6888 / passcode 26376893.

Molex Analysts Meeting

The Molex Analysts Meeting will be held at the Donald E. Stevens Conference Center, Rosemont, Illinois on Thursday, August 3, 2006. The meeting will begin at 10:00 am central and is scheduled to end at approximately 3:30 pm central. Participating will be representatives of the Molex Corporate Executive Committee, including Global Managers and Industry Marketing personnel. Breakfast with management will be at 9:00 am central. For additional details, please contact Chris Gutierrez at (630) 527-4447 or chris.gutierrez@molex.com. Internet users will be able to access certain presentations by an audio-only web-cast, live and in replay in the "investors" section of the Company's website at www.molex.com.

Other Investor Events

September 6, 2006 – Citigroup 13th Annual Global Technology Conference in New York

October 19, 2006 – Molex FY07 Q1 Press Release and Conference Call

Note: The Company's SEC filings, as well as news releases and other supplementary financial data are available on the Company's website at www.molex.com.

Molex Incorporated is a 68-year-old manufacturer of electronic components, including electrical and fiber optic interconnection products and systems, switches and integrated products, with 54 plants in 18 countries throughout the world.

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Editor's note: Molex is traded on the NASDAQ Global Select Market (MOLX and MOLXA) in the United States and on the London Stock Exchange. The Company's voting common stock (MOLX) is included in the S&P 500 Index.

Molex Incorporated
Consolidated Balance Sheets
(in thousands, except per share data)

	June 30,			
		2006		2005
ASSETS				
Current assets:				
Cash and cash equivalents	$	332,815	$	309,756
Marketable securities		152,728		187,835
Accounts receivable, less allowances				
of $26,513 in 2006 and $20,293 in 2005		660,665		539,533
Inventories		347,312		290,100
Deferred income taxes		19,054		16,518
Prepaid expenses		35,659		30,321
Total current assets		1,548,233		1,374,063
Property, plant and equipment, net		1,025,852		984,237
Goodwill		149,458		143,872
Non-current deferred income taxes		129,292		126,987
Other assets		120,406		98,513
Total assets	$	2,973,241	$	2,727,672
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Short-term loans and current portions of long-term debt				
and capital leases	$	3,312	$	5,771
Accounts payable		305,876		252,370
Accrued expenses:				
Salaries, commissions and bonuses		92,730		73,652
Other		96,660		85,407
Income taxes payable		96,234		52,304
Total current liabilities		594,812		469,504
Other non-current liabilities		12,987		10,788
Accrued pension and other postretirement benefits		75,055		67,063
Long-term debt and obligations under capital leases		8,815		9,975
Minority interest in subsidiaries		882		2,078
Total liabilities		692,551		559,408
Commitments and contingencies				
Stockholders' equity:				
Common Stock, $0.05 par value; 200,000 shares authorized;				
111,297 shares issued at 2006 and 110,814 shares issued at 2005		5,565		5,541
Class A Common Stock, $0.05 par value; 200,000 shares authorized;				
106,598 shares issued at 2006 and 104,998 shares issued at 2005		5,330		5,250
Class B Common Stock, $0.05 par value; 146 shares authorized;				
94 shares issued at 2006 and 2005		5		5
Paid-in capital		424,340		400,173
Retained earnings		2,481,956		2,286,826
Treasury stock (Common Stock, 11,887 shares at 2006 and 10,322 shares at 2005;				
Class A Common Stock, 22,497 shares at 2006 and 17,727 shares at 2005), at cost		(743,219)		(568,917)
Deferred unearned compensation		–		(31,910)
Accumulated other comprehensive income		106,713		71,296
Total stockholders' equity		2,280,690		2,168,264
Total liabilities and stockholders' equity	$	2,973,241	$	2,727,672

Molex Incorporated
Consolidated Statements of Income
(in thousands, except per share data)

	Three Months Ended June 30,		Year ended June 30,	
	2006	2005	2006	2005
Net revenue	$ 783,799	$ 643,762	$ 2,861,289	$ 2,548,652
Cost of sales	509,266	428,628	1,862,477	1,675,308
Gross profit	274,533	215,134	998,812	873,344
Selling, general and administrative	169,741	155,354	661,384	622,954
Restructuring costs	10,680	27,875	26,354	27,875
Goodwill and other asset impairments	–	25,169	–	25,169
Total operating expenses	180,421	208,398	687,738	675,998
Income from operations	94,112	6,736	311,074	197,346
Gain (loss) on investments	(1,360)	(295)	(1,245)	2,916
Equity income	1,014	2,597	9,545	10,176
Interest income, net	2,304	2,546	9,929	6,449
Total other income, net	1,958	4,848	18,229	19,541
Income before income taxes	96,070	11,584	329,303	216,887
Income taxes	25,733	6,992	92,205	62,463
Minority interest	(9)	(290)	89	(10)
Net income	$ 70,346	$ 4,882	$ 237,009	$ 154,434
Earnings per share:				
Basic	$ 0.38	$ 0.03	$ 1.28	$ 0.82
Diluted	$ 0.38	$ 0.03	$ 1.26	$ 0.81
Average common shares outstanding:				
Basic	183,933	188,468	185,521	188,646
Diluted	186,274	190,089	187,416	190,572

Molex Incorporated
Consolidated Statements of Cash Flows
(in thousands)

| | Years Ended June 30, | | |
	2006	2005	2004
Cash and cash equivalents, beginning of year	$ 309,756	$ 234,431	$ 178,976
Operating activities:			
Net income	237,009	154,434	175,950
Add (deduct) non-cash items included in net income:			
Depreciation and amortization	214,657	230,722	228,480
Asset write-downs included in restructuring costs	2,870	12,150	–
Loss (gain) on investments	1,245	(2,916)	(5,406)
Goodwill and other asset impairments	–	25,169	–
Deferred income taxes	(8,089)	2,737	(7,698)
(Gain) loss on sale of property, plant and equipment	(701)	11,811	3,983
Share-based compensation	29,218	14,913	13,848
Other non-cash items	(1,552)	8,353	387
Changes in assets and liabilities, excluding effects of foreign currency adjustments and acquisition:			
Accounts receivable	(107,210)	(938)	(93,909)
Inventories	(47,014)	(20,301)	(72,159)
Accounts payable	43,875	15,567	40,555
Other current assets and liabilities	58,857	(7,340)	9,319
Other assets and liabilities	19,916	(13,526)	(1,319)
Cash provided from operating activities	443,081	430,835	292,031
Investing activities:			
Capital expenditures	(276,783)	(230,895)	(189,724)
Proceeds from sales or maturities of marketable securities	1,351,165	3,460,220	4,962,242
Purchases of marketable securities	(1,313,829)	(3,543,679)	(4,895,230)
Other investing activities	(1,332)	28,122	(35,646)
Cash used for investing activities	(240,779)	(286,232)	(158,358)
Financing activities:			
Net decrease in short-term loans	(2,107)	–	(656)
Net decrease in long-term debt and capital leases	(3,693)	(4,177)	(8,215)
Cash dividends paid	(34,843)	(25,965)	(19,042)
Exercise of stock options	15,783	12,038	9,972
Excess tax benefits from share-based compensation	1,144	–	–
Purchase of treasury stock	(165,323)	(58,217)	(70,215)
Reissuance of treasury stock	–	632	2,048
Cash used for financing activities	(189,039)	(75,689)	(86,108)
Effect of exchange rate changes on cash	9,796	6,411	7,890
Net increase in cash and cash equivalents	23,059	75,325	55,455
Cash and cash equivalents, end of year	$ 332,815	$ 309,756	$ 234,431
Supplemental cash flow information:			
Interest paid	$ 928	$ 921	$ 842
Income taxes paid	$ 70,092	$ 81,377	$ 82,508